Exhibit 99.3.1

PRO FORMA VALUATION UPDATE REPORT
ROCKVILLE FINANCIAL, INC.
South Windsor, Connecticut
PROPOSED HOLDING COMPANY FOR:
ROCKVILLE BANK
South Windsor, Connecticut
Dated As Of:
November 12, 2010

Prepared By:
RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988
November 12, 2010
Boards of Directors
Rockville Financial, MHC
Rockville Financial, Inc.
Rockville Bank
1645 Ellington Road
South Windsor, Connecticut 06074
Members of the Boards of Directors:
          At your request, we have completed and hereby provide an updated independent appraisal (the “Update”) of the estimated pro forma market value of the common stock to be issued by newly formed Rockville Financial, Inc, South Windsor, Connecticut (“Rockville Financial” or the “Company”) in connection with the mutual-to-stock conversion of Rockville Financial, MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 56.7% of the common stock (the “MHC Shares”) of the mid-tier holding company for Rockville Bank, South Windsor, Connecticut (the “Bank”). The remaining 43.3% of the mid-tier holding company’s common stock is owned by public stockholders. The existing mid-tier holding company, which completed its initial public stock offering in May 2005, owns 100% of the common stock of the Bank.
          It is our understanding that Rockville Financial will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering in descending order of priority to: (i) Eligible Account Holders; (ii) Tax-Qualified Employee Stock Benefit Plans; and (iii) Supplemental Eligible Account Holders. Any shares of stock not subscribed for by the foregoing classes of persons will be offered for sale to certain members of the public through a community offering, a syndicated community offering or a public offering, or through a combination of such offerings.
          Upon completing the mutual-to-stock conversion and stock offering (the “Second-Step Conversion”), the Company will be 100% owned by public shareholders, the publicly-held shares of the mid-tier holding company will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets.
          This Update is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Deposit Insurance Corporation (“FDIC”), the Connecticut Department of Banking (the “Department”) and the Federal Reserve Board (“FRB”) in the absence of separate written valuation guidelines.
          Our Original Appraisal report, dated August 26, 2010 (the “Original Appraisal”), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 1100	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Boards of Directors
November 12, 2010

          This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Rockville Financial’s financial condition, including financial data through September 30, 2010; (2) an updated comparison of Rockville Financial’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the Original Appraisal through November 12, 2010.
          On September 16, 2010, the respective Boards of Directors of the MHC, the Company and the Bank adopted a Plan of Conversion and Reorganization of the Mutual Holding Company (the “Plan of Conversion”), pursuant to which the mutual holding company will convert to the stock form of organization. Pursuant to the Plan of Conversion, (i) the newly formed Rockville Financial will be organized as a stock subsidiary of the mid-tier holding company, (ii) the MHC will merge with and into the mid-tier holding company (the “MHC Merger”) with the mid-tier holding company being the survivor, and the MHC Shares will be cancelled; (iii) the mid-tier holding company will merge with the newly formed Rockville Financial (the “Mid-Tier Merger”) with Rockville Financial as the resulting entity and the Bank becoming a wholly-owned subsidiary of Rockville Financial; and (iv) immediately after the Mid-Tier Merger, newly formed Rockville Financial will offer and sell shares of its common stock to certain depositors of the Bank, residents of Bank’s local community and shareholders of the Company and others in the manner and subject to the priorities set forth in the Plan of Conversion. In connection with and immediately following the conversion, the Company will contribute cash to the Foundation, in an amount equal to 3% of the net proceeds of the conversion offering.
          As of November 12, 2010, the MHC’s ownership interest in Rockville Financial approximated 56.7%. The Company will also issue shares of its common stock to the public stockholders of Rockville Financial pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Rockville Financial common stock as owned immediately prior to the conversion, taking into account the impact of the MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets. As of November 12, 2010, the public stockholders’ ownership interest in Rockville Financial approximated 43.3%.
Limiting Factors and Considerations
          The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines, as accepted in practice by the FDIC, Department and FRB, and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Rockville Financial immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step offering.
          RP Financial’s valuation was based on the financial condition, operations and shares outstanding of Rockville Financial as of September 30, 2010, the date of the most recent financial data in the Company’s amended prospectus. The proposed exchange ratio to be

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November 12, 2010

received by the current public stockholders of Rockville Financial and the exchange of the public shares for newly issued shares of Rockville Financial common stock as a full public company was determined independently by the Boards of Directors of the MHC, Rockville Financial and the Bank, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.
Discussion of Relevant Considerations
1.	Financial Results
          Table 1 presents summary balance sheet and income statement data through September 30, 2010, as well as comparable data for the period ending June 30, 2010, as set forth in the Original Appraisal. The Company’s financial condition and operating results reflected modest change relative to the June 30, 2010, financial data utilized in the Original Appraisal, which will be discussed more fully below.
Growth Trends
               The Company recorded a moderate increase in total assets during the quarter ended September 30, 2010, as growth in the Company’s loan portfolio, available for sale (“AFS”) investment securities, and cash and cash equivalents were only partially offset by a reduction in held to maturity (“HTM”) investment securities. Specifically, the Company’s assets increased to $1.6 billion, or by $37.8 million in aggregate (2.4% growth). Deposit balances also reflected modest change over the quarter, increasing by $24.6 million (2.1% growth) to equal $1.2 billion, while borrowings also increased by $3.9 million (1.4% growth) to equal $276.4 million. Equity increased by $2.8 million (1.7% growth) to equal $165.1 million, or 10.1% of assets. The increase in equity was attributable to net income totaling $3.3 million for the three months ended September 30, 2010, which was partially offset by the payment of dividends and minor downward market value adjustments on the AFS investment portfolio. Excluding the modest goodwill balance of $1.1 million, tangible equity equaled $164.0 million or 10.0% assets as of September 30, 2010.
Loan Receivable
               Loans receivable minimally increased from $1.38 billion, as of June 30, 2010, to $1.39 million, as of September 30, 2010, reflecting a 0.4% increase. The proportion of loans to assets decreased, however, from 86.3% as of June 30, 2010 to 84.7% of assets as of September 30, 2010. The modest increase in the outstanding loan balance over the quarter ended September 30, 2010, primarily reflects growth in the commercial mortgage portfolio, which was partially offset by a declining balance of residential real estate loans due to the Company’s decision to sell fixed rate residential loans in the secondary market as a result of historically low market rates.

Boards of Directors
November 12, 2010

Table 1
Rockville Financial, Inc.
Recent Financial Data

	At June 30, 2010		At September 30, 2010
		% of		% of
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$1,602,014	100.00%	$1,639,768	100.00%
Investment Securities — Available for Sale	114,047	7.12%	126,143	7.69%
Investment Securities — Held to Maturity	16,747	1.05%	15,431	0.94%
FHLB Stock	17,007	1.06%	17,007	1.04%
Loans Receivable, net	1,383,036	86.33%	1,388,516	84.68%
Cash and Cash Equivalents	19,536	1.22%	37,426	2.28%
Goodwill	1,149	0.07%	1,149	0.07%
Deposits	1,150,379	71.81%	1,174,978	71.66%
Mortgagors’ and Investors’ Escrow Accounts	5,175	0.32%	3,191	0.19%
Borrowings	272,501	17.01%	276,428	16.86%
Stockholders Equity	162,384	10.14%	165,139	10.07%
Tangible Stockholders Equity	161,235	10.06%	163,990	10.00%

	12 Months Ended		12 Months Ended
	June 30, 2010		September 30, 2010
		% of Avg.		% of Avg.
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest Income	$75,185	4.80%	$75,570	4.76%
Interest Expense	(24,905)	-1.59%	(23,037)	-1.45%

Net Interest Income	$50,280	3.21%	$52,533	3.31%
Provision for Loan Losses	(3,170)	-0.20%	(3,772)	-0.24%

Net Interest Income after Provisions	$47,110	3.01%	$48,761	3.07%

Other Operating Income	6,291	0.40%	6,885	0.43%
Operating Expense	(36,839)	-2.35%	(37,873)	-2.39%

Net Operating Income	16,562	1.06%	17,773	1.11%

Net Non-Operating Income	1,160	0.07%	1,503	0.09%

Net Income Before Tax	17,722	1.13%	19,276	1.20%
Income Taxes	(6,182)	-0.39%	(6,817)	-0.43%

Net Income (Loss)	$11,540	0.74%	$12,459	0.78%

Core Net Income (Loss)	$10,774	0.69%	$11,467	0.72%
Source: Rockville Financial, Inc’s Prospectus and RP Financial calculations.

Boards of Directors
November 12, 2010

Cash, Investments and Mortgage-Backed Securities
               Cash and cash equivalents increased by $17.9 million, to equal $37.4 million as of September 30, 2010, while the balance of investments and mortgage-backed securities (“MBS”) increased by $10.8 million, to equal $141.6 million or 8.6% of total assets as of September 30, 2010. The majority of the increase was realized through growth of the portfolio of AFS investment securities, which represented the most significant component of the investment and MBS portfolio.
Funding Structure
               Deposit balances increased by $24.6 million or 2.1% over the three months ended September 30, 2010, to equal $1.2 billion, or 71.7% of total assets. Deposit growth was primarily attributable to an increase in time deposits, which were partially offset by a decrease in transactions accounts. Time deposits increased primarily from the introduction of a new, flexible high yield 14-month certificate. The promotions are in response to the competition within the marketplace to maintain existing market share, both with the objective of funding loan growth and reducing borrowings.
               Borrowings, consisting of FHLB advances, increased by $3.9 million (1.4%) over the quarter to equal $276.4 million reflecting the additional need for funds in view of modest deposit growth to fund loan growth.
Equity
               The Company’s stockholders’ equity increased by $2.8 million over the three months ended September 30, 2010, and equaled $165.1 million or 10.1% of total assets, while tangible equity also increased to $164.0 million or 10.0% of total assets. Growth in the capital balance was the result of interim earnings reported during the quarter which was diminished by dividend payments to common shareholders.
Income and Expense Trends
               The Company’s earnings increased modestly from a level of $11.5 million (0.74% of average assets) for the twelve months ended June 30, 2010, as reflected in our Original Appraisal, to $12.5 million, equal to 0.78% of average assets, for the twelve months ended September 30, 2010. Details with respect to changes in the Company’s earnings are more fully explained below.
Net Interest Income
               The Company’s net interest income increased based on updated financial data, primarily owing to a declining cost of funds. In this regard, the decline in short-term interest rates promulgated by Fed policy actions and the resulting steeper yield curve has provided for a more significant decline in the Company’s funding costs, relative to less rate sensitive interest-earning asset yields. In this regard, the Company’s cost of funds continues to benefit from the maturing of high cost CDs and borrowed funds bearing the relatively high interest rates which prevailed several years ago. The Company’s level of net interest income equaled $52.5 million (3.31% of average assets), for the twelve months ended September 30, 2010, as compared to $50.3 million (3.21% of average assets) reported for the twelve months ended June 30, 2010.

Boards of Directors
November 12, 2010

Loan Loss Provisions
               Provision for loan losses increased from $3.2 million, or 0.20% of average assets for the twelve months ended June 30, 2010, to $3.8 million, or 0.24% of average assets for the twelve months ended September 30, 2010. The increase in loan loss provisions primarily reflects the slight increase in NPAs and continued assessment of estimated exposure on impaired loans. While NPAs and loan loss provisions have increased for Rockville Financial, they remain at moderate levels relative to the broader industry averages. In order to quickly resolve classified assets, Rockville Financial has established a Special Assets Committee that meets weekly and a risk committee that meets monthly to track problem loans and their possible resolution.
Non-Interest Income
               The Company has historically had relatively modest levels of fee generating activities, and thus non-interest operating income has been a somewhat modest contributor to the overall earnings. As noted in the Original Appraisal, the Company has generated non-interest income through banking services on deposit accounts, ATM fees, BOLI, loan fee income, mortgage servicing income, and derivative financial instruments and brokerage and insurance fees from Infinex Investments, Inc. (“Infinex”), the on-premise provider of non-deposit investment service. Non-interest income increased for the most recent twelve months relative to the level reported in the Original Appraisal, expanding from $6.3 million (0.40% of average assets) to $6.9 million (0.43% of average assets) for the twelve months ended September 30, 2010.
Operating Expenses
               The Company’s operating expenses have increased in recent years due to asset growth, increased lending activities in both the residential and commercial portfolios, de novo branching and revenue diversification strategies. Specifically, cost increases reflect increased business volumes facilitated by the employment of seasoned commercial lenders and support staff, as well as the opening of nine full service branch offices since the end of fiscal 2005. Operating costs increased slightly on updated financial data and equaled $37.9 million, or 2.39% of average assets for the twelve months ended September 30, 2010, in relation to $36.8 million or 2.35% of average assets for the twelve months ended June 30, 2010.
Non-Operating Income/Expense
               Non-operating income and expenses have typically had a limited impact on earnings over the last several years and have primarily consisted of gains on the sale of loans and investments. For the most recent twelve month period, net non-operating items aggregated to a net gain of $1.5 million (0.09% of average assets). Gains on the sale of loans and investment securities increased slightly and totaled $1.3 million and $190,000 for the twelve months ended September 30, 2010, respectively, which was partially offset by a minimal $5,000 of other-than-temporary-impairment (“OTTI”) expense on securities, which remained unchanged from the twelve months ended June 30, 2010.
Taxes
               The Company is subject primarily to federal corporate taxation. While the state of Connecticut does impose a corporate income tax, Rockville Financial created a “passive

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November 12, 2010

investment company” (“PIC”), as permitted by Connecticut law which has minimized the Company’s state corporate income tax liability. The Company’s effective tax rate approximated 35.4% for the twelve months ended September 30, 2010, which compared closely to the 34.9% effective tax rate for the twelve months ended June 30, 2010.
Efficiency Ratio
               The Company’s efficiency ratio decreased modestly based on updated financial data, equaling 63.7% for the twelve months ended September 30, 2010, versus 65.1% for the twelve months ended June 30, 2010. On a post-Offering basis, the efficiency ratio may show some improvement from the benefit of reinvesting the proceeds from the Offering. However, a portion of the benefit is expected to be offset by the increased expense of the stock benefit plans.
2.	Peer Group Financial Comparisons
          Tables 2 and 3 present the most updated financial characteristics and operating results available for the Company, the Peer Group identified in the Original Appraisal and all publicly-traded savings institutions.
Financial Condition
               In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios examined in the Original Appraisal analysis (see Table 2). Relative to the Peer Group, the Company’s interest-earning asset composition continued to reflect a higher level of loans (84.7% of assets for the Company versus 64.8% for the Peer Group on average) and a lower level of cash, MBS and investments (12.0% for the Company versus 29.9% for the Peer Group). The Company’s funding composition continued to rely more heavily on deposits and less heavily on borrowed funds relative to the Peer Group as well.
               The Company’s net worth ratio of 10.1% of assets did not change and thus, remained below the Peer Group average ratio of 11.9%, but was more comparable to the Peer Group median ratio of 10.6%. Tangible equity-to-assets ratios for the Company and the Peer Group average equaled 10.0% and 10.8% (9.9% based on the median). On a pro forma basis, Rockville Financial’s reported and tangible equity ratios will exceed the Peer Group’s average ratios based on current market conditions and the estimated offering range.
               The growth rate section of Table 2 shows annual growth rates for key balance sheet items for the most recent twelve month period available for the Company and the Peer Group. The Peer Group’s growth rates were supported by acquisition activity by several thrifts (DNBK and UBNK), which skewed the averages upward. Accordingly, our analysis focused on the median growth rate figures for the Peer Group.
               Rockville Financial posted a 4.8% increase in assets, while the Peer Group reported 2.9% median asset growth, respectively. Asset growth for Rockville Financial continued to be realized through growth of both cash and investments and loans. The Company’s cash and investment portfolio realized growth of 20.9% versus only 2.5% increase in loans. Comparatively, the Peer Group’s cash and investment portfolio increased by 5.6% whereas loan growth equaled only 2.4%, based on the Peer Group medians.
               Equity increased by 7.9% for Rockville Financial for the most recent twelve month period and remained above the Peer Group median growth of 4.4%. As discussed in the

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November 12, 2010

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2010

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital
		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.

Rockville Financial, Inc.
September 30, 2010		2.3%	9.7%	0.6%	84.7%	71.7%	16.9%	0.00%	10.1%	0.1%	10.0%	4.82%	20.92%	2.47%	4.38%	3.98%	7.93%	7.93%	10.00%	10.00%	14.00%

All Public Companies
Averages		5.9%	20.3%	1.4%	67.4%	73.2%	13.5%	0.5%	11.6%	0.8%	10.8%	5.08%	12.62%	2.10%	8.58%	-15.55%	1.91%	1.78%	10.98%	10.91%	18.20%
Medians		4.9%	18.4%	1.4%	69.0%	73.9%	12.5%	0.0%	10.6%	0.1%	9.7%	2.11%	7.38%	-1.13%	5.98%	-13.38%	2.09%	1.84%	9.60%	9.57%	16.47%

State of CT
Averages		4.8%	25.1%	1.2%	60.4%	69.8%	11.7%	0.4%	16.9%	4.8%	12.1%	3.52%	4.84%	0.91%	5.13%	12.07%	64.8%	5.13%	13.00%	13.00%	16.40%
Medians		4.8%	25.1%	1.2%	60.4%	69.8%	11.7%	0.4%	16.9%	4.8%	12.1%	3.52%	4.84%	0.91%	5.13%	12.07%	64.8%	5.13%	13.00%	13.00%	16.40%

Comparable Group
Averages		2.5%	27.4%	1.6%	64.8%	66.7%	19.9%	0.6%	11.9%	1.1%	10.8%	7.76%	8.06%	6.07%	15.60%	-6.66%	6.24%	5.46%	12.44%	11.57%	18.81%
Medians		2.4%	24.3%	1.5%	68.2%	70.9%	15.8%	0.0%	10.6%	0.6%	9.9%	2.87%	5.63%	2.35%	12.24%	-11.97%	4.37%	5.81%	9.33%	9.33%	15.83%

Comparable Group
BFED	Beacon Federal Bancorp of NY	1.2%	18.8%	1.0%	76.0%	65.8%	23.5%	0.0%	10.2%	0.0%	10.2%	-1.00%	-2.44%	-1.14%	2.36%	-12.14%	7.73%	7.73%	9.14%	9.14%	12.97%
BRKL	Brookline Bancorp, he. of MA	2.6%	13.0%	0.0%	81.1%	66.2%	14.2%	0.0%	18.7%	1.7%	17.0%	0.81%	-0.95%	0.90%	15.15%	-36.43%	1.66%	2.13%	15.70%	15.70%	NA
DNBK	Danvers Bancorp, Inc. of MA	2.5%	25.8%	1.3%	65.7%	77.5%	9.3%	1.1%	11.2%	1.3%	9.9%	38.99%	28.42%	40.38%	48.44%	-1.80%	29.78%	15.13%	NA	NA	15.83%
ESBF	ESB Financial Corp. of PA	1.9%	57.1%	1.5%	34.1%	51.7%	35.5%	2.4%	9.0%	2.2%	6.8%	-2.01%	-2.83%	-1.37%	8.31%	-14.75%	4.06%	5.81%	NA	NA	NA
ESSA	ESSA Bancorp, Inc. of PA	1.0%	26.7%	1.4%	68.2%	50.4%	32.7%	0.0%	16.0%	0.0%	16.0%	2.87%	10.34%	-0.37%	32.18%	-20.18%	-7.48%	-7.48%	NA	NA	NA
HARL	Harleysville Savings Fin. Corp. of PA	2.4%	34.3%	1.6%	59.5%	61.6%	31.7%	0.0%	6.2%	0.0%	6.2%	3.27%	4.36%	2.35%	13.18%	-11.97%	6.40%	6.40%	NA	NA	NA
HIFS	Hingham Institute for Savings of MA	7.5%	10.9%	1.4%	78.2%	78.2%	21.1%	0.0%	7.2%	0.0%	7.2%	8.48%	6.89%	8.42%	12.24%	-3.14%	10.89%	10.89%	NA	7.23%	12.67%
NHTB	NH Thrift Bancshares of NH	2.6%	24.3%	1.0%	65.6%	73.4%	14.0%	2.1%	9.3%	2.9%	6.4%	8.87%	29.17%	2.58%	6.64%	22.22%	7.21%	11.86%	NA	NA	NA
OCFC	OceanFirst Fin. Corp of NJ	1.3%	19.3%	1.8%	75.0%	73.0%	15.8%	1.2%	9.0%	0.0%	9.0%	18.81%	NM	2.62%	19.56%	14.31%	20.01%	20.01%	NA	NA	NA
PBNY	Provident NY Bncrp, he. of NY	3.0%	31.6%	1.7%	55.5%	70.9%	13.7%	0.0%	14.3%	5.4%	8.8%	-0.03%	-1.46%	0.13%	2.90%	-13.87%	0.82%	2.05%	9.33%	9.33%	NA
THRD	TF Financial Corp. of Newtown PA	1.0%	19.2%	2.5%	74.1%	78.6%	9.8%	0.0%	10.6%	0.6%	10.0%	-1.30%	-3.29%	-2.27%	3.87%	-31.15%	4.36%	4.66%	9.32%	9.32%	16.83%
UBNK	United Financial Bancorp of MA	3.5%	20.6%	1.9%	70.7%	71.8%	12.5%	0.5%	14.4%	0.6%	13.8%	23.84%	21.07%	24.15%	32.05%	11.60%	2.59%	-1.26%	NA	NA	NA
WFD	Westfield Financial Inc. of MA	2.0%	54.8%	3.2%	38.2%	55.3%	24.3%	0.0%	19.1%	0.0%	19.1%	-0.66%	7.38%	2.48%	5.98%	18.71%	-6.98%	-6.98%	18.71%	18.71%	35.74%
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

Boards of Directors
November 12, 2010

Table 3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended September 30, 2010

		Net Interest Income						Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads
						Loss	Nll				Total								MEMO:	MEMO:
		Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
		Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate

Rockville Financial, Inc.
September 30, 2010		0.78%	4.76%	1.45%	3.31%	0.24%	3.07%	0.00%	-0.06%	0.49%	0.43%	2.39%	0.00%	0.09%	0.00%	4.89%	1.63%	3.26%	$7,771	35.37%

All Public Companies
Averages		-0.04%	4.70%	1.66%	3.04%	0.92%	2.13%	0.02%	-0.07%	0.82%	0.76%	2.81%	0.08%	0.05%	0.00%	5.03%	1.91%	3.12%	$5,933	30.75%
Medians		0.32%	4.74%	1.64%	3.05%	0.52%	2.43%	0.00%	-0.01%	0.57%	0.54%	2.75%	0.00%	0.04%	0.00%	5.03%	1.92%	3.16%	$4,737	31.78%

State of CT
Averages		0.33%	4.07%	1.30%	2.77%	0.25%	2.53%	0.00%	0.00%	1.02%	1.02%	2.83%	0.07%	-0.13%	0.00%	4.49%	1.53%	2.97%	$4,908	23.18%
Medians		0.33%	4.07%	1.30%	2.77%	0.25%	2.53%	0.00%	0.00%	1.02%	1.02%	2.83%	0.07%	-0.13%	0.00%	4.49%	1.53%	2.97%	$4,908	23.18%

Comparable Group
Averages		0.66%	4.64%	1.63%	3.01%	0.34%	2.68%	0.01%	-0.02%	0.45%	0.43%	2.21%	0.02%	0.11%	0.00%	4.90%	1.87%	3.03%	$6,901	28.27%
Medians		0.66%	4.74%	1.44%	3.14%	0.21%	2.75%	0.00%	0.00%	0.49%	0.45%	2.47%	0.00%	0.09%	0.00%	4.97%	1.78%	3.34%	$7,072	29.01%

Comparable Group
BFED	Beacon Federal Bancorp of NY	0.46%	5.15%	2.25%	2.90%	0.67%	2.24%	0.00%	0.00%	0.50%	0.50%	1.89%	0.00%	-0.12%	0.00%	5.36%	2.50%	2.86%	$7,902	36.40%
BRKL	Brookline Bancorp, Inc. of MA	1.02%	4.98%	1.44%	3.55%	0.19%	3.35%	0.00%	0.00%	0.05%	0.05%	1.71%	0.05%	0.07%	0.00%	5.15%	1.79%	3.36%	$11,321	40.34%
DNBK	Danvers Bancorp, Inc. of MA	0.67%	4.82%	1.41%	3.41%	0.21%	3.20%	0.01%	-0.04%	0.49%	0.45%	2.86%	0.09%	0.09%	0.00%	5.11%	1.61%	3.51%	$7,072	15.47%
ESBF	ESB Financial Corp. of PA	0.66%	4.47%	2.28%	2.19%	0.06%	2.13%	0.00%	0.00%	0.14%	0.14%	1.38%	0.02%	-0.06%	0.00%	4.80%	2.53%	2.28%	$7,403	18.02%
ESSA	ESSA Bancorp, Inc. of PA	0.43%	4.67%	2.02%	2.65%	0.21%	2.44%	0.05%	-0.11%	0.67%	0.60%	2.59%	0.00%	0.15%	0.00%	4.87%	2.46%	2.40%	NM	29.01%
HARL	Harleysville Savings Fin. Corp. of PA	0.59%	4.72%	2.57%	2.16%	0.07%	2.09%	0.00%	-0.02%	0.27%	0.25%	1.52%	0.00%	0.00%	0.00%	4.91%	2.75%	2.16%	NM	28.00%
HIFS	Hingham Institute for Savings of MA	1.03%	4.85%	1.64%	3.21%	0.14%	3.07%	0.00%	-0.09%	0.34%	0.25%	1.64%	0.00%	0.01%	0.00%	5.02%	1.78%	3.24%	$10,116	39.33%
NHTB	NH Thrift Bancshares of NH	0.78%	4.22%	1.10%	3.12%	0.54%	2.57%	0.00%	0.01%	0.68%	0.69%	2.59%	0.05%	0.52%	0.00%	4.57%	1.24%	3.34%	$4,244	32.04%
OCFC	OceanFirst Fin. Corp of NJ	0.86%	4.74%	1.18%	3.56%	0.39%	3.18%	0.01%	0.00%	0.56%	0.58%	2.47%	0.00%	0.11%	0.00%	4.97%	1.31%	3.66%	$5,663	35.56%
PBNY	Provident NY Bncrp, Inc. of NY	0.69%	4.03%	0.89%	3.14%	0.34%	2.80%	0.00%	0.00%	0.61%	0.61%	2.74%	0.06%	0.31%	0.00%	4.48%	1.05%	3.43%	$5,035	25.07%
THRD	TF Financial Corp. of Newtown PA	0.54%	4.84%	1.56%	3.28%	0.53%	2.75%	0.00%	-0.02%	0.38%	0.36%	2.55%	0.00%	0.15%	0.00%	5.10%	1.76%	3.34%	$3,969	24.45%
UBNK	United Financial Bancorp of MA	0.58%	4.89%	1.42%	3.47%	0.20%	3.27%	0.00%	0.00%	0.75%	0.75%	2.77%	0.01%	-0.17%	0.00%	5.16%	1.69%	3.48%	$5,722	29.62%
WFD	Westfield Financial Inc. of MA	0.29%	3.93%	1.41%	2.52%	0.82%	1.69%	0.00%	-0.03%	0.34%	0.31%	1.98%	0.00%	0.32%	0.00%	4.20%	1.81%	2.39%	$7,460	14.27%
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

Boards of Directors
November 12, 2010

Original Appraisal, the Company’s post-conversion capital growth rate will initially be constrained by maintenance of a relatively high pro forma capital position.
Income and Expense Trends
               Overall, the relationships between the components of the Company’s earnings and the Peer Group’s earnings did not change significantly since the date of the Original Appraisal. Rockville Financial and the Peer Group reported net income to average assets ratios of 0.78% and 0.66%, respectively, based on updated financial data. As discussed in the Original Appraisal, the Company’s higher return was supported by a higher level of net interest income and a lower ratio for loan loss provisions, which was somewhat offset by the Peer Group’s lower level of operating expenses, based on the average. Rockville Financial and the Peer Group’s earnings were also supported by similar non-operating gains on sale.
               The Company operating results continue to benefit from a relatively strong level of interest income as a percent of average assets while interest expense falls below the Peer Group average. Overall, the Company’s net interest income ratio of 3.31% of average assets continued to exceed the Peer Group average of 3.01%.
               Sources of non-interest operating income continued to provide a similar contribution to the Peer Group’s and the Company’s earnings, with such income amounting to 0.43% for both the Peer Group and the Company, respectively. The Company’s non-interest operating income is supported by revenues generated through service fees, which are generated primarily from its deposit base and portfolio of loans serviced for others.
               The Company’s operating expense ratio increased modestly since the Original Appraisal and remains at a disadvantage in comparison to the Peer Group, based on operating expense ratios of 2.39% and 2.21%, respectively. The Company’s higher operating expense ratio reflects the Company’s recent emphasis on commercial real estate lending and the investment of more resources into that department, including added staff. Additionally, the higher proportion of loans and transaction deposit accounts and emphasis on service and branch expansion, may also be factors leading to the Company’s higher operating expense ratio. At the same time, Rockville Financial’s operating expense ratio is favorable relative to the Peer Group median of 2.47%.
               The Company’s efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) decreased to 63.9% and thus, is more comparable to the Peer Group’s ratio of 63.7%. On a post-offering basis, the efficiency ratio may improve from the benefit of reinvesting the proceeds from the Offering.
               Loan loss provisions for the Company equaled 0.24%, which continued to fall below the Peer Group average, equal to 0.34% of average assets. As stated in the Original Appraisal, the lower level of loan provisions established by the Company was supported by its relatively favorable credit quality measures.
               Net non-operating income totaled 0.09% for Rockville Financial, which remained comparable to the Peer Group average of 0.11% and equaled the same 0.09% based on the median. Net non-operating income primarily consisted of gains on the sale of loans and securities for both the Company and the Peer Group.
               The Company’s effective tax rate for the last twelve months, equal to 35.37%, is modestly above the Peer Group average of 28.27%. As indicated in the Original Appraisal, the Company’s effective marginal tax rate is equal to 34.0%.

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November 12, 2010

3.	Stock Market Conditions
          Since the date of the Original Appraisal, the broader stock market reflects improvement. Notwithstanding the fact that the DJIA had its worst August in nearly a decade, with the DJIA showing a loss of over 4% for the month. Stocks rebounded in the first half of September, as a favorable report on manufacturing activity in August and a better-than-expected employment report for August supported gains in the broader stock market. News of more takeovers, robust economic growth in China and passage of new global regulations for how much capital banks must maintain extended the rally into the third week of September, as the DJIA moved to a one month high. Despite a favorable report for August retail sales, worries about the European economy snapped a four day winning streak in the DJIIA in mid-September. The DJIA closed higher for the third week in a row heading into the second half of September, as stocks edged higher on positive earnings news coming out of the technology sector and merger activity. The positive trend in stock market continued for a fourth week in late-September, as investors viewed a rise in August business spending as a sign the recovery was on firmer ground. Stocks closed out the third quarter trading slightly lower on profit taking, but overall the DJIA showed a gain of 10.4% for the quarter and, thereby, reversing losses suffered in the second quarter.
          Stocks leapt to a five-month high at the start of the fourth quarter of 2010, as investors responded to signals that the Federal Reserve was poised to step in to prop up the U.S. economy. The rally in the broad market indices continued into early November 2010, with the DJIA increasing to the highest levels in the last two years as the Federal Reserve announced the magnitude of its quantitative easing strategy (“QE2”) as well as relatively favorable earnings reports by key companies. Through mid-November the broader stock market diminished modestly as a result of profit taking amid concerns that the G-20 summit did not result in any significant tangible results and that as a result, China might be required to raise interest to restrain its economy and inflation. Additionally, Cisco announced a negative earnings outlook which impacted the tech sector in particular. On November 12, the DJIA closed at 11192.58 or 12.8% higher since the date of the Original Appraisal, the NASDAQ closed at 2518.21 or 18.9% higher since the date of the Original Appraisal. The S&P 500 Index closed at 1199.21 or 14.5% higher since the date of the Original Appraisal.
          Thrift stocks generally experienced an uneven performance as well since the date of the Original Appraisal, but, in general, underperformed the broader stock market. Thrift stocks were particularly hard hit by the dismal housing data for July, which showed sharp declines in both existing and new home sales. August employment data coming in a little more favorable than expected boosted the thrift sector in early-September, which was followed by a narrow trading range into mid-September. Financial stocks in general posted gains in mid-September after global regulators gave banks eight years to meet tighter capital requirements, but then slipped lower going into the second half of September on mixed economic data. The thrift sector traded in a narrow range during the second half of September, with financial stocks in general underperforming the broader stock market during the third quarter. The divergence in the performance of financial stocks from the broader stock market was attributed to factors such as the uncertain impact of financial reform legislation would have on the earnings of financial institutions and continuing problems resulting from the collapse of the U.S. housing market.
          The weak employment report for September 2010 and growing concerns about the fallout of alleged foreclosure abuses weighed on bank and thrift stocks during the first half of October, as financial stocks continued to underperform the broader stock market. Some better-than-expected earnings reports provided a slight boost to bank and thrift stocks heading into the second half of October and early November, while the announcement of QE2 provided further

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November 12, 2010

upward momentum for major banking institutions. On November 12, 2010, the SNL Index for all publicly-traded thrifts closed at 535.8, an increase of 2.8% since the August 26, 2010 date of the Original Appraisal.
          In comparison to the 2.8% increase recorded in the SNL Index, the updated pricing measures for the Peer Group generally were higher since the date of the Original Appraisal. Since the date of the Original Appraisal, the stock prices of eleven out of the thirteen Peer Group companies were higher as of November 12, 2010. Additionally, the average P/B and P/TB ratios of the Peer Group increased in a range of 7% to 8% while the change in the earnings based measures for the Peer Group showed mixed trends, with the P/E multiple based on reported earnings increasing by 4.8% while the P/E multiple based on core earnings declined by 4.4%. The earnings based pricing measures for all publicly traded thrifts have diminished by 6% while the book value based pricing measures had increased by approximately 4%. The current operating environment has contributed to earnings volatility and volatility in the earnings based pricing ratios.
               A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and the SNL Thrift Index is shown in Table 4, based on market prices as of August 26, 2010, and November 12, 2010. Exhibit 1 provides pricing and financial data on all publicly-traded thrifts as of November 12, 2010.
Table 4
Rockville Financial, Inc. Peer Group and All Publicly Traded Thrifts
Average Pricing Characteristics

	At August 26,		At November 12,		Percent
	2010		2010		Change
Peer Group
Price/Earnings (x)	16.88	x	17.69	x	4.8%
Price/Core Earnings (x)	18.15		17.35		(4.4)
Price/Book (%)	92.57%		99.37%		7.4
Price/Tangible Book (%)	103.83		112.20		8.1
Price/Assets (%)	10.94		11.76		7.5

All Publicly-Traded Thrifts
Price/Earnings (x)	18.32	x	17.20	x	(6.1)%
Price/Core Earnings (x)	17.69		16.55		(6.4)
Price/Book (%)	69.82%		72.81%		4.3
Price/Tangible Book (%)	77.62		80.49		3.7
Price/Assets (%)	8.10		8.45		4.3

Other
SNL Thrift Index	521.4		535.8		2.8%
               As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio

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November 12, 2010

incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.
               As shown in Table 5, four standard conversions and one second-step conversion have been completed during the past three months. The recently completed second-step conversion offering by FedFirst Financial Corp. is considered to be more relevant for our analysis, which was completed in late September of this year. The closing pro forma price/tangible book value ratio of the second-step conversion offering equaled 52.0%. The conversion reflected price appreciation of 12.3% after the first week of trading. As of November 12, 2010, the recent conversion reflected a 40.0% increase in price. Importantly, Kaiser Federal Financial Group, Inc. of Covina, California is expected to close on November 19, 2010 and is priced at the minimum of the offering range, which translates into a 66.5% Price/Tangible Book Value ratio.
               Shown in Table 6 are the current pricing ratios for FedFirst Financial Corp., which was the only fully-converted offering, completed during the past three months that trades on NASDAQ or an Exchange. FedFirst Financial Corp.’s current P/TB ratio equaled 72.88%, based on its closing stock price on November 12, 2010.
               As set forth in the Original Appraisal, RP Financial’s analysis of stock market conditions also considered recent trading activity in Rockville Financial’s stock. Since the date of the Original Appraisal, the trading price of the Company’s stock ranged from a low closing price of $10.76 on November 11, 2010 to a high closing price of $12.24 on September 13, 2010. The Company’s closing stock prices on November 12, 2010, was $10.86 per share, a decrease of 5.0% from the $11.43 per share closing price as of August 26, 2010. The Company’s closing stock price of $10.86 as of November 12, 2010, indicates an implied market valuation of $212.4 million, which is between the minimum and midpoint of the current offering range.
Summary of Adjustments
               In the Original Appraisal, we made the following adjustments to Rockville Financial’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Upward
Asset Growth	No Adjustment
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Boards of Directors
November 12, 2010

Table 5
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases					Pro Forma Data							Post-IPO Pricing Trends
			Financial Info.		Asset Quality						Charitable Found.		% Off Incl. Fdn.					Pricing Ratios(3)			Financial Charac.				Closing Price:
													Benefit Plans				Initial								First		After		After
	Conver.			Equity/	NPAs/	Res	Gross	%	% of	Exp./		% of		Recog.	Stk	Mgmt. &	Dividend		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offered	Mid.	Proc.	Form	Offering	ESOP	Plans	Option	Dirs.	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Change	Week(4)	Change	Month(5)	Change	11/12/10	Change
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
SP Bancorp, Inc. — TX*	11/1/10	SPBC- NASDAQ	$222	7.79%	2.87%	31%	$17.3	100%	115%	9.1%	N.A.	N.A.	8.0%	4.0%	10.0%	10.1%	0.00%	55.9%	NM	7.3%	-0.1%	13.1%	-0.5%	$10.00	$9.40	-6.0%	$9.38	-6.2%	$9.38	-6.2%	$9.07	-9.3%
Standard Financial Corp. — PA*	10/7/10	STND- NASDAQ	$396	11.23%	0.62%	278%	$33.6	100%	112%	4.3%	C/S	$200K/3.5%	8.0%	4.0%	10.0%	4.8%	0.00%	55.2%	12.1x	8.2%	0.7%	15.2%	4.6%	$10.00	$11.90	19.0%	$11.89	18.9%	$12.95	29.5%	$13.73	37.3%
Madison Bancorp, Inc. — MD	10/7/10	MDSN-OTCBB	$151	6.15%	0.58%	76%	$6.1	100%	87%	12.0%	N.A.	N.A.	7.0%	3.0%	10.0%	10.0%	0.00%	43.4%	NM	3.9%	-0.3%	9.0%	-3.6%	$10.00	$12.50	25.0%	$12.50	25.0%	$12.50	25.0%	$12.50	25.0%
Century Next Fin. Corp. — LA*	10/1/10	CTUY-OTCBB	$91	9.70%	0.35%	57%	$10.6	100%	132%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	18.8%	0.00%	61.0%	26.1x	10.7%	0.4%	17.5%	2.3%	$10.00	$12.50	25.0%	$11.50	15.0%	$11.00	10.0%	$11.25	12.5%

Averages — Standard Conversions:			$215	8.72%	1.11%	111%	$16.9	100%	112%	8.1%	N.A.	N.A.	7.8%	3.8%	10.0%	10.9%	0.00%	53.9%	19.1x	7.5%	0.2%	13.7%	0.7%	$10.00	$11.58	15.8%	$11.32	13.18%	$11.46	14.58%	$11.64	16.38%
Medians — Standard Conversions:			$186	8.75%	0.60%	67%	$13.9	100%	114%	8.1%	N.A.	N.A.	8.0%	4.0%	10.0%	10.1%	0.00%	55.5%	19.1x	7.8%	0.2%	14.2%	0.9%	$10.00	$12.20	22.0%	$11.70	16.95%	$11.75	17.50%	$11.88	18.75%

Second Step Conversions
FedFirst Financial Corp., — PA*	9/21/10	FFCO-NASDAQ	$356	12.37%	0.78%	157%	$17.2	58%	85%	10.6%	N.A.	N.A.	0.0%	3.4%	8.5%	2.0%	0.00%	52.0%	34.18	8.1%	0.2%	15.6%	1.5%	$10.00	$11.00	10.0%	$11.23	12.3%	$11.20	12.0%	$14.00	40.0%

Averages — Second Step Conversions:			$356	12.37%	0.78%	157%	$17.2	58%	85%	10.6%	N.A.	N.A.	0.0%	3.4%	8.5%	2.0%	0.00%	52.0%	34.2x	8.1%	0.2%	15.6%	1.5%	$10.00	$11.00	10.0%	$11.23	12.3%	$11.20	12.0%	$14.00	40.0%
Medians — Second Step Conversions:			$356	12.37%	0.78%	157%	$17.2	58%	85%	10.6%	N.A.	N.A.	0.0%	3.4%	8.5%	2.0%	0.00%	52.0%	34.2x	8.1%	0.2%	15.6%	1.5%	$10.00	$11.00	10.0%	$11.23	12.3%	$11.20	12.0%	$14.00	40.0%

Averages — All Conversions:			$243	9.45%	1.04%	120%	$16.9	92%	106%	8.6%	NA	NA	6.2%	3.7%	9.7%	9.1%	0.00%	53.5%	24.1x	7.6%	0.2%	14.1%	0.9%	$10.00	$11.46	14.6%	$11.30	13.0%	$11.41	14.1%	$12.11	21.1%
Medians — All Conversions:			$222	9.70%	0.62%	76%	$17.2	100%	112%	9.1%	NA	NA	8.0%	4.0%	10.0%	10.0%	0.00%	55.2%	26.1x	8.1%	0.2%	15.2%	1.5%	$10.00	$11.90	19.0%	$11.50	15.0%	$11.20	12.0%	$12.50	25.0%

Note: * — Appraisal performed by RP Financial; BOLD=RP Financial did the Conversion Business Plan. “NT” — Not Traded; “NA” — Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.	(5) Latest price if offering is more than one week but less than one month old.	(9) Former credit union.
(2) As a percent of MHC offering for MHC transactions.	(6) Mutual holding company pro forma data on full conversion basis.
(3) Does not take into account the adoption of SOP 93-6.	(7) Simultaneously completed acquisition of another financial institution.
(4) Latest price if offering is less than one week old.	(8) Simultaneously converted to a commercial bank charter.
November 12, 2010

Boards of Directors
November 12, 2010

Table 6
Market Pricing Comparatives
Prices As of November 12, 2010

		Market		Per Share Data
		Capitalization		Core	Book								Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)							Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
Financial Institution		Share(1)	Value	EPS(2)	Share	P/E		P/B	P/A	P/TB	P/Core		Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)		(%)	(%)	(%)	(x)		($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)

All Public Companies		$9.99	$273.80	$(0.16)	$13.02	17.27	x	76.61%	9.15%	84.25%	16.83	x	$0.22	1.80%	27.09%	$2,649	11.32%	10.61%	4.65%	-0.09%	0.72%	-0.15%	-0.21%
Converted Last 3 Months (no MHC)		$12.27	$35.10	$0.35	$19.49	18.55	x	62.50%	9.74%	66.43%	16.54	x	$0.00	0.00%	0.00%	$343	12.01%	11.16%	2.86%	0.30%	4.31%	0.29%	4.17%

Converted Last 3 Months (no MHC)
FFCO	FedFirst Financial Corp. of PA	$14.00	$41.92	$0.29	$19.67	NM		71.17%	11.29%	72.88%	NM		$0.00	0.00%	0.00%	$371	17.30%	16.97%	NA	0.24%	4.31%	0.23%	4.17%
SPBC	SP Bancorp, Inc. of Plano, TX	$9.07	$15.65	$(0.08)	$17.90	NM		50.67%	6.65%	50.67%	NM		$0.00	0.00%	0.00%	$235	7.51%	7.51%	2.86%	0.07%	NM	-0.06%	NM
STND	Standard Financial Corp. of PA	$13.73	$47.75	$0.83	$20.91	18.55	x	65.66%	11.26%	75.73%	16.54	x	$0.00	0.00%	0.00%	$424	11.23%	9.01%	NA	0.61%	NM	0.68%	NM

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.

(3)	P/E= Price to earnings; P/B= Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

Boards of Directors
November 12, 2010

               In examining the valuation adjustments made relative to the Peer Group in the Original Appraisal, we concluded that no adjustment to the valuation parameters for financial condition or earnings prospects relative to the adjustments made in the Original Appraisal were necessary, as the relationship of these parameters relative to the Peer Group remain relatively unchanged based on updated financial data for both. Additionally, the other valuation adjustments relative to the Peer Group were unchanged including the parameters concerning asset growth, primary market area, dividends, liquidity, management and effect of government regulation and regulatory reform. The most significant new information which we evaluated pertains to the increase in the Peer Group’s pricing ratios in a range of 7% to 8% based on the book value based pricing measures and 4% decline based on core earnings. However, the new issue market remains weak as the two second-step conversions completed since the date of the Original Appraisal closed their conversion transactions at the minimum of their respective offering ranges at pro forma P/TB ratios of 52.0% and 66.5%. Moreover, Rockville Financial’s stock traded down by 5.0% since the date of the Original Appraisal and is currently trading at a level between the minimum and midpoint of the valuation range. These factors together are offsetting and we have concluded that no change in value is appropriate at this time.
Valuation Approaches
               In applying the pro forma market value approach to valuation promulgated by the Federal and state regulatory agencies, we considered the three key pricing ratios in valuing Rockville Financial’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the Conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Rockville Financial’s prospectus for reinvestment rate, effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In our estimate of value herein, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, taking into account the valuation adjustments noted in the Original Appraisal.
               In preparing the pro forma pricing analysis we have taken into account the pro forma impact of the MHC net assets that will be consolidated with the Company and thus will increase equity and earnings. At September 30, 2010, the MHC had unconsolidated net assets of $8.1 million, an increase from $7.7 million as of the date of the Original Appraisal, which reflects the initial capital at the time of the MHC reorganization and the accumulated dividends on the MHC shares, as well as the earnings of such funds. As discussed in the Original Appraisal, while the consolidation of these assets increases the pro forma value of the Company, it also results in some pro forma ownership dilution for the minority shareholders pursuant to the application of FDIC policy regarding such assets in prior second-step conversion transactions. Specifically, we have adjusted the minority ownership ratio from the current 43.30% ratio to 41.73% to account for the impact of MHC assets and have reflected the formula based on applicable FDIC policy in Table 7, on the following page, based on the updated balance of MHC assets.
               In addition, since the date of the Original Appraisal, the Company has modified the expected restricted stock plan and stock option plan purchases to 3.80% (from 4.00%) and 9.49% (from 10.00%) of the amount of stock offered in the second-step conversion, respectively. The revised stock benefit plan assumptions have been taken into account in this updated valuation.

Boards of Directors
November 12, 2010

Table 7
Rockville Financial, Inc. (“Mid-Tier”)
Impact of MHC Assets & Waived Dividends on Minority Ownership In 2nd Step
Financial and Stock Ownership Data as of September 30, 2010
Reflects Appraised Pro Forma Market Value as of November 12, 2010
Key Input Assumptions

Mid-Tier Stockholders’ Equity	$165,139,000	(BOOK)
Aggregate Dividends Waived by MHC	$0	(WAIVED DIVIDENDS)
Minority Ownership Interest	43.30%	(PCT)
Pro Forma Market Value	$223,099,370	(VALUE)
Market Value of MHC Assets (Other than Stock in Bank)	$8,107,030	(MHC ASSETS)(1)
Adjustment for MHC Assets & Waived Dividends — 2 Step Calculation (as required by FDIC & FRB)

		(BOOK − WAIVED DIVIDENDS) x PCT

Step 1: To Account for Waiver of Dividends	=	BOOK

	=	43.30%

		(VALUE − MHC ASSETS) x Step 1

Step 2: To Account for MHC Assets	=	VALUE

	=	41.73%	(rounded)

Current Ownership

MHC Shares	10,689,250	56.70%
Public Shares	8,163,862	43.30%

Total Shares	18,853,112	100.00%
Pro Forma Ownership (2)

				Appraised Midpoint Value
				Per Share	Aggregate
Shares Issued in Offering (3)	13,000,000	58.27	%(5)	$10.00	$130,000,000
Public Shares (3)	9,309,937	41.73	%(5)	$10.00	$93,099,370

Pro Forma Shares (4)	22,309,937	100.00%		$10.00	$223,099,370

(1)	Net assets at MHC level.

(2)	Adjusted for exchange ratio reflecting offering of $10.00 per share

(3)	Incorporates adjustment in ownership ratio for MHC assets and waived dividends

(4)	Reflects pro forma shares outstanding

(5)	Rounded to two decimal points.

Boards of Directors
November 12, 2010

                 Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of November 12, 2010, the aggregate pro forma market value of Rockville Financial’s conversion stock equaled $223,099,370 at the midpoint, equal to 22,309,937 shares at $10.00 per share. The $10.00 per share price was determined by the Rockville Financial Board. The pro forma market value as of November 12, 2010, is slightly less than the $223.4 million valuation conclusion established in the Original Appraisal as a result of the slight impact of the change in the balance of MHC assets on the adjusted minority ownership ratio. The midpoint and resulting valuation range is based on the sale of a 58.27% ownership interest for the consolidation of the MHC net assets to the public (as adjusted above), which provides for a $130,000,000 public offering at the midpoint value, and considers the pro forma impact of a cash contribution to the Foundation equal to 3% of the net offering proceeds (i.e., gross proceeds less expenses), which has not changed since the date of the Original Appraisal.
                 In arriving at this valuation conclusion, we have continued to evaluate each of the three pricing ratios and give similar weight to each approach as in our Original Appraisal. These are discussed below.
                 P/E Approach. The application of the P/E valuation method requires calculating Rockville Financial’s pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In examining the valuation earnings base for the Company, we considered the reported trailing twelve months through September 30, 2010, as well as the core earnings base excluding non-recurring earnings. In deriving Rockville Financial estimated core earnings for purposes of the valuation, adjustments made to reported net income included elimination of gains on the sale of loans, gains on the sale of investment securities, and OTTI on securities. As shown below, on a tax-effected basis, the Company’s core earnings were calculated at $11.5 million for the twelve months ended September 30, 2010.

12 Mos. Ended 9/30/10
($000)

Net income (loss)	$12,459
Deduct: Gain on sale of loans	(1,318)
Deduct: Gain on sale of investments	(190)
Add: Impairment loss on securities	5
Tax effect (1)	511

Core earnings estimate	$11,467

(1)	Tax effected at 34.0%.
                 As shown in Table 8, based on the Company’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company’s pro forma reported and core P/E multiples at the $223.1 million midpoint value equaled 18.98 times and 20.73 times, respectively, indicating premiums of 7.3% on a reported basis and a premium of 19.5% on a core basis relative to the Peer Group’s average reported and core earnings multiples of 17.69 times and 17.35 times (versus midpoint premiums of 41.2% and 34.3%, relative to the Peer Group’s average reported and core P/E multiples, respectively, as indicated in the Original Appraisal).

Boards of Directors
November 12, 2010

Table 8
Public Market Pricing
Rockville Financial, Inc. and the Comparables
As of November 12, 2010

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)									2nd Step
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core		Exchange	Offering
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Ratio	Amount
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)		($Mil)

Rockville Financial, Inc.
Superrange		$10.00	$295.05	$0.36	$10.86	25.58x	92.08%	16.44%	92.42%	27.99x	$0.17	1.70%	47.58%	$1,795	17.84%	17.79%	0.97%	0.64%	3.60%	0.59%	3.29%	1.5082	$171.93
Maximum		$10.00	$256.56	$0.42	$11.73	22.02x	85.25%	14.45%	85.62%	24.07x	$0.20	2.00%	48.14%	$1,775	16.94%	16.89%	0.98%	0.66%	3.87%	0.60%	3.54%	1.3114	$149.50
Midpoint		$10.00	$223.10	$0.48	$12.73	18.98x	78.55%	12.69%	78.86%	20.73x	$0.23	2.30%	47.68%	$1,759	16.15%	16.09%	0.99%	0.67%	4.14%	0.61%	3.79%	1.1404	$130.00
Minimum		$10.00	$189.63	$0.57	$14.08	15.99x	71.02%	10.89%	71.33%	17.45x	$0.27	2.70%	47.12%	$1,742	15.33%	15.28%	1.00%	0.68%	4.44%	0.62%	4.07%	0.9693	$110.50

All Non-MHC Public Companies (7)
Averages		$10.43	$306.28	$(0.22)	$13.99	17.20x	72.81%	8.45%	80.49%	16.55x	$0.23	1.78%	28.56%	$2,800	11.00%	10.31%	4.29%	-0.15%	0.41%	-0.22%	-0.68%
Medians		$10.82	$56.85	$0.28	$13.36	14.88x	71.91%	7.05%	75.71%	15.35x	$0.16	1.42%	0.00%	$961	10.02%	9.17%	2.94%	0.31%	3.16%	0.23%	2.69%

All Non-MHC State of CT(7)
Averages		$12.50	$4,573.50	$0.25	$14.66	NM	85.27%	20.89%	127.29%	NM	$0.62	4.96%	0.00%	$21,898	24.49%	17.85%	0.00%	0.36%	1.45%	0.43%	1.73%
Medians		$12.50	$4,573.50	$0.25	$14.66	NM	85.27%	20.89%	127.29%	NM	$0.62	4.96%	0.00%	$21,898	24.49%	17.85%	0.00%	0.36%	1.45%	0.43%	1.73%

Comparable Group Averages
Averages		$15.28	$204.21	$1.00	$15.43	17.69x	99.37%	11.76%	112.20%	17.35x	$0.43	2.86%	45.96%	$1,611	11.93%	10.91%	0.95%	0.66%	6.39%	0.58%	5.79%
Medians		$12.91	$177.82	$0.69	$13.98	14.84x	101.65%	10.83%	120.66%	17.97x	$0.34	2.71%	49.50%	$1,253	10.63%	10.02%	0.89%	0.66%	5.52%	0.59%	5.21%

Comparable Group
BFED	Beacon Federal Bancorp of NY	$11.37	$73.26	$0.90	$16.84	14.96x	67.52%	6.92%	67.52%	12.63x	$0.20	1.76%	26.32%	$1,059	10.25%	10.25%	1.56%	0.46%	4.70%	0.54%	5.57%
BRKL	Brookline Bancorp, Inc. of MA	$10.02	$591.81	$0.44	$8.39	21.78x	119.43%	22.25%	131.50%	22.77x	$0.34	3.39%	73.91%	$2,660	18.69%	17.30%	0.62%	1.03%	5.52%	0.98%	5.28%
DNBK	Danvers Bancorp, Inc. of MA	$14.95	$313.92	$0.69	$13.98	19.67x	106.94%	11.93%	120.66%	21.67x	$0.16	1.07%	21.05%	$2,631	11.16%	10.02%	0.73%	0.66%	5.74%	0.66%	5.21%
ESBF	ESB Financial Corp. of PA	$14.77	$177.82	$1.14	$14.53	13.68x	101.65%	9.17%	134.27%	12.96x	$0.40	2.71%	37.04%	$1,939	9.01%	6.96%	0.33%	0.66%	7.67%	0.70%	8.09%
ESSA	ESSA Bancorp, Inc. of PA	$12.91	$174.58	$0.26	$12.69	39.12x	101.73%	16.29%	101.73%	NM	$0.20	1.55%	60.61%	$1,072	16.01%	16.01%	1.05%	0.42%	2.49%	0.33%	1.96%
HARL	Harleysville Svgs Fin Cp of PA	$15.48	$57.07	$1.36	$14.47	11.38x	106.98%	6.66%	106.98%	11.38x	$0.76	4.91%	55.88%	$857	6.22%	6.22%	0.06%	0.59%	9.69%	0.59%	9.69%
HIFS	Hingham Inst. for Sav. of MA	$41.25	$87.61	$4.57	$33.55	8.95x	122.95%	8.84%	122.95%	9.03x	$0.96	2.33%	20.82%	$991	7.19%	7.19%	1.57%	1.03%	14.53%	1.02%	14.41%
NHTB	NH Thrift Bancshares of NH	$12.70	$73.30	$0.64	$14.30	10.00x	88.81%	7.38%	137.15%	19.84x	$0.52	4.09%	40.94%	$993	9.31%	6.57%	0.37%	0.78%	8.25%	0.39%	4.16%
OCFC	OceanFirst Fin. Corp of NJ	$12.81	$241.12	$0.80	$10.59	14.56x	120.96%	10.83%	120.96%	16.01x	$0.48	3.75%	54.55%	$2,225	8.96%	8.96%	NA	0.79%	8.90%	0.71%	8.09%
PBNY	Provident NY Bncrp, Inc. of NY	$9.30	$355.84	$0.38	$11.26	17.22x	82.59%	11.78%	133.62%	24.47x	$0.24	2.58%	44.44%	$3,021	14.26%	9.32%	1.08%	0.70%	4.85%	0.49%	3.41%
THRD	TF Fin. Corp. of Newtown PA	$21.20	$56.92	$1.18	$27.81	14.72x	76.23%	8.10%	81.16%	17.97x	$0.80	3.77%	55.56%	$703	10.63%	10.05%	2.21%	0.54%	5.31%	0.44%	4.35%
UBNK	United Financial Bncrp of MA	$13.92	$225.09	$0.63	$13.73	26.26x	101.38%	14.57%	105.45%	22.10x	$0.32	2.30%	60.38%	$1,545	14.37%	13.89%	1.20%	0.58%	3.86%	0.69%	4.59%
WFD	Westfield Fin. Inc. of MA	$7.99	$226.45	$0.04	$8.44	NM	94.67%	18.07%	94.67%	NM	$0.24	3.00%	NM	$1,253	19.09%	19.09%	0.63%	0.30%	1.50%	0.09%	0.46%

(1)	Average of High/Low or Bid/Ask price per share.

(2)	EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)	P/E= Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)	Indicated 12 month dividend, based on last quarterly dividend declared.

(5)	Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)	ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)	Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source:	SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.
Copyright (c) 2010 by RP® Financial, LC.

Boards of Directors
November 12, 2010

                 P/B Approach. The application of the P/B valuation method requires calculating Rockville Financial’s pro forma market value by applying a valuation P/B ratio to the Company’s pro forma book value. As before, we also examine the price/tangible book ratio (“P/TB”), adjusting for the impact of intangible assets for the Peer Group. Based on the $223.1 million midpoint value, Rockville Financial’s P/B ratio of 78.55% was discounted by 21.0% relative to the Peer Group’s average P/B of 99.37%, as compared to a midpoint discount of 14.0% in the Original Appraisal. Rockville Financial’s P/TB ratio of 78.86% was at a discount of 29.7% relative to the Peer Group’s average P/TB of 112.20%, as compared to the midpoint discount of 23.0% in the Original Appraisal.
                 P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company’s pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio computed herein. At the $223.1 million midpoint value, Rockville Financial’s value equaled 12.69% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 11.76%, which implies a premium of 7.9%, as compared to a premium of 18.7% in the Original Appraisal.
Valuation Conclusion
                 Based on the foregoing, it is our opinion that, as of November 12, 2010, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering — including (1) newly-issued shares representing the MHC’s current ownership interest in the Company adjusted for the impact of MHC assets and (2) exchange shares issued to existing public shareholders of the Company — was $223,099,370 at the midpoint, equal to 22,309,937 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are as follows: $189,634,460 or 18,963,446 shares at the minimum; $256,564,270, or 25,656,427 shares at the maximum; and $295,048,910 or 29,504,891 shares, at the supermaximum (also known as “maximum, as adjusted”).
                 Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC adjusted for the impact of MHC assets, the midpoint of the offering range is $130,000,000, equal to 13,000,000 shares at $10.00 per share. The resulting offering range and offering shares, all based on $10.00 per share, are as follows: $110,500,000, or 11,050,000 shares, at the minimum; $149,500,000 or 14,950,000 shares at the maximum; and $171,925,000 or 17,192,500 shares, at the supermaximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 2 and Exhibit 3.
Establishment of the Exchange Ratio
                 OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Rockville Financial has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders, taking into account the impact of MHC assets in the Second Step Conversion, consistent with FDIC policy with respect to the treatment of MHC assets. The exchange ratio to be received by the existing minority

Boards of Directors
November 12, 2010

shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription and syndicated offerings and the final appraisal.
                 Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.1404 shares of the Company for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.9693 at the minimum, 1.3114 at the maximum and 1.5082 at the supermaximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

			Exchange Shares
		Offering	Issued to the	Exchange
	Total Shares	Shares	Public Shareholders	Ratio
				(x)

Shares
Super Maximum	29,504,891	17,192,500	12,312,391	1.5082
Maximum	25,656,427	14,950,000	10,706,427	1.3114
Midpoint	22,309,937	13,000,000	9,309,937	1.1404
Minimum	18,963,446	11,050,000	7,913,446	0.9693

Distribution of Shares
Super Maximum	100.00%	58.27%	41.73%
Maximum	100.00%	58.27%	41.73%
Midpoint	100.00%	58.27%	41.73%
Minimum	100.00%	58.27%	41.73%

Aggregate Market Value(1)
Super Maximum	$295,048,910	$171,925,000	$123,123,910
Maximum	$256,564,270	$149,500,000	$107,064,270
Midpoint	$223,099,370	$130,000,000	$93,099,370
Minimum	$189,634,460	$110,500,000	$79,134,460

(1)	Based on offering price of $10.00 per share.

Note:	Valuation and ownership ratios reflect dilutive impact of MHC assets upon completion of the Second Step Conversion.

Respectfully submitted, RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James P. Hennessey
Director